July 20, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Ravitz
Sonia Bednarowski

Re:	The McClatchy Company
Registration Statement on Form S-4
Filed June 4, 2010
Amendment No. 1 to Registration Statement on Form S-4
Filed June 9, 2010
Amendment No. 2 to Registration Statement on Form S-4
Filed June 10, 2010
File No. 333-167345
Amendment No. 3 to Registration Statement on Form S-4
Filed July 19, 2010
File No. 333-167345

Dear Ms. Ravitz and Ms. Bednarowski:

On behalf of The McClatchy Company (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 1, 2010 relating to the Company’s Registration Statement on Form S-4 (File No. 333-167345) filed with the Commission on June 4, 2010, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on June 9, 2010, and as further amended by Amendment No. 2 to the Registration Statement filed with the Commission on June 10, 2010 (as amended, the “Registration Statement”).

Through EDGAR, the Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the Staff’s convenience, we are enclosing with this response letter marked copies of each of the legal opinions filed as exhibits to Amendment No. 3.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Supplemental Letter

1.

We note that you are registering the 11.50% Senior Secured Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman &

Securities and Exchange Commission

July 20, 2010

Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In response to the Staff’s comment, the Company is providing the Staff with a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 12, 1993). The supplemental letter is attached as Exhibit A to this response letter and includes the supplemental representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

2.	Please have counsel revise (d) in the list of assumptions on page 2 to clarify that counsel is assuming only the factual matters contained in the records, documents, instruments, and certificates that they have reviewed.

In response to the Staff’s comment, counsel has revised the opinion as requested.

3.	Please have counsel remove (h) from the list of assumptions on page 2. It is inappropriate for counsel to assume “the absence of any evidence extrinsic to the provisions of the written agreements between the parties that the parties intended a meaning contrary to that expressed by those provisions” when counsel’s client is a party to the agreement.

In response to the Staff’s comment, counsel has revised the opinion as requested.

4.	Please have counsel revise the penultimate paragraph on page 2 and the last sentence in the opinion to indicate that the opinion speaks as of the date of the effectiveness of the registration statement. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

5.	We note that on page 3 counsel’s opinion assumes due authorization of the subsidiary guarantors incorporated in states other than California, Delaware, New York, Texas, or Washington. Counsel is entitled to rely upon another counsel’s opinion to the extent necessary, but may not assume conclusions of law that are a necessary requirement for the opinion given. Please have counsel revise accordingly.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Securities and Exchange Commission

July 20, 2010

Exhibit 5.2.1

6.	Please have counsel delete the third paragraph on page 1. All matters bearing upon the opinion and its interpretation must be stated in the opinion.

In response to the Staff’s comment, counsel has revised the opinion as requested.

7.	Please have counsel delete the first full paragraph on page 3. Counsel should investigate any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation.

In response to the Staff’s comment, counsel has revised the opinion as requested.

8.	Please have counsel remove qualification D-1 on page 3. Counsel may review any documents of its client it believes are necessary to render an opinion. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

In response to the Staff’s comment, counsel has revised the opinion to remove qualification D-1.

9.	Please have counsel remove or explain the need for qualification D-2 on page 3. In particular, this assumption appears to call into question the veracity of the documents referenced in paragraphs A-6 and A-7. Counsel may make such inquiries as it deems necessary to render a clean opinion and may not shift this type of risk to investors.

In response to the Staff’s comment, counsel has revised the opinion to remove qualification D-2.

10.	Refer to the first sentence of paragraph E-2 and the penultimate paragraph on page 4. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

11.	Please have counsel remove the last paragraph on page 4. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Exhibit 5.2.2

12.

Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the listing of documents on pages 1 and 2. Alternatively, revise to state that counsel has examined all other documents as necessary to

Securities and Exchange Commission

July 20, 2010

render its opinion. Likewise, clarify the third paragraph to make clear that the documents referenced are not the only documents and matters considered.

In response to the Staff’s comment, counsel has revised the opinion to state that it has examined all other documents as necessary to render its opinion.

13.	Please have counsel remove the first sentence after the numbered sentences on page 2 of the opinion. Counsel’s opinion must be valid as of the date of effectiveness without inappropriate assumptions or limitations.

In response to the Staff’s comment, counsel has revised the opinion as requested.

14.	We do not understand the need for the second paragraph after the numbered sentences on page 2, as there are no knowledge qualifiers contained in the opinion.

In response to the Staff’s comment, counsel has revised the opinion to delete the second paragraph after the numbered sentences on page 2.

15.	Please have counsel revise (c) on page 3 to clarify that counsel has only relied upon the records, documents, instruments, and certificates for factual matters.

In response to the Staff’s comment, counsel has revised the opinion as requested.

16.	Please have counsel remove (f) and (m) on page 3. It is inappropriate for counsel to assume that no additional agreements or understandings exist among parties that would alter, define, supplement, or qualify the terms of the agreements among parties when counsel’s client is a party to the agreements.

In response to the Staff’s comment, counsel has revised the opinion as requested.

17.	Please remove assumption (i). Please explain why this assumption is necessary to the opinion rendered.

In response to the Staff’s comment, counsel has revised the opinion to remove assumption (i).

18.	Refer to (n) on page 3. Counsel may not assume that each person who took an action relevant to the opinion in the capacity of a director or officer of its own client held that position at the time action was taken. Please have counsel revise accordingly.

In response to the Staff’s comment, counsel has revised the opinion as requested.

19.	Please have counsel remove assumptions (q) through (s) on page 4 as these facts may be readily ascertained by counsel.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Securities and Exchange Commission

July 20, 2010

20.	Revise to remove the statement, on page 4, that limits the opinion to the laws of the State of Florida that “are normally applicable to a transaction of the type contemplated by the Indenture and to the parties thereto.” Counsel must opine on all applicable state corporate laws.

In response to the Staff’s comment, counsel has revised the opinion as requested.

21.	Refer to the first and second paragraphs on page 5. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

22.	Please have counsel remove the last paragraph on page 5. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Exhibit 5.2.3

23.	Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the listing of documents on page 1, the second paragraph on page 2 and the first sentence of assumption F on page 3. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

In response to the Staff’s comment, counsel has revised the opinion to state that it has examined all other documents as necessary to render its opinion.

24.	Refer to assumption G on page 3. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

25.	Please have counsel delete the first sentence on page 4. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Securities and Exchange Commission

July 20, 2010

Exhibit 5.2.4

26.	Please have counsel revise the last sentence in the penultimate paragraph on page 2 to clarify that counsel has only relied upon the certificates of public officials and corporate officers for factual matters.

In response to the Staff’s comment, counsel has revised the opinion as requested.

27.	Please explain the need for assumptions (4) and (11) on page 2.

In response to the Staff’s comment, counsel has revised the opinion to delete assumptions (4) and (11) on page 2.

28.	Refer to assumption (8) on page 2. It is inappropriate for counsel to assume that there has been no modification of agreements among persons who include its client. Please have counsel revise accordingly.

In response to the Staff’s comment, counsel has revised the opinion as requested.

29.	The first sentence on page 3 seems to contradict the statement on page 2 that counsel has examined such certificates, documents and records deemed necessary to render the opinion. Counsel may examine such matters as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please revise or advise.

In response to the Staff’s comment, counsel has revised the opinion to state that it has examined all other documents as necessary to render its opinion.

30.	Please have counsel revise the third sentence on page 3 to limit it to factual matters only.

In response to the Staff’s comment, counsel has revised the opinion as requested.

31.	Refer to the last sentence in the first paragraph on page 3 and the second sentence in the first paragraph on page 5. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

32.	Please explain the need for the third paragraph on page 3. Making a determination as to these matters seems fundamental to the opinion given regarding the authority to enter into the guarantee.

In response to the Staff’s comment, counsel has revised the opinion to delete the third paragraph on page 3.

Securities and Exchange Commission

July 20, 2010

33.	Please have counsel remove the penultimate paragraph on page 3. Counsel should investigate any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such an investigation.

In response to the Staff’s comment, counsel has revised the opinion as requested.

34.	Please have counsel revise opinion (1) on page 4. Counsel must review all documents necessary for giving its opinion.

In response to the Staff’s comment, counsel has revised the opinion as requested.

35.	Please have counsel revise the first sentence on page 5. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Exhibit 5.2.5

36.	Please have counsel delete assumption (B) on page 2. It is inappropriate for counsel to assume that its client’s agreements, charter documents, written consents, and certificates of good standing have not been amended, altered, modified, repealed, annulled, or revoked.

In response to the Staff’s comment, counsel has revised the opinion as requested.

37.	Refer to assumption (D) on page 2 and assumption (L) on page 3. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

38.	Refer to assumptions (H), (J), and (K) on page 3. Counsel must review all documents necessary for giving a legal opinion. Please have counsel revise accordingly.

In response to the Staff’s comment, counsel has revised the opinion as requested.

39.	In assumption (K) on page 3, counsel assumes that its clients have not rescinded nor otherwise taken any action inconsistent with the unanimous written consents of the board of directors and stockholders of its clients. Counsel may not make assumptions regarding board actions by its clients. Please have counsel revise accordingly.

In response to the Staff’s comment, counsel has revised the opinion as requested.

40.	Please have counsel remove the last paragraph on page 4. Counsel may not attempt to limit reliance.

Securities and Exchange Commission

July 20, 2010

In response to the Staff’s comment, counsel has revised the opinion as requested.

Exhibit 5.2.6

41.	Please have counsel revise (d) in the list of assumptions on page 2 to clarify that counsel has only relied upon the factual matters contained in the documents, instruments, and certificates that they have reviewed.

In response to the Staff’s comment, counsel has revised the opinion as requested.

42.	Refer to (d) on page 2. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

43.	Please have counsel delete (h) in the list of assumptions on page 2. Counsel may not assume that its own client is a wholly owned subsidiary.

In response to the Staff’s comment, counsel has revised the opinion as requested.

44.	Please have counsel revise the first sentence in the second paragraph on page 2. It is inappropriate for counsel to limit its opinion to the laws of the Commonwealth of Kentucky that are customarily applicable to transactions of this nature. Rather, counsel must provide a legal opinion based upon the laws of the Commonwealth of Kentucky. Please have counsel revise accordingly.

In response to the Staff’s comment, counsel has revised the opinion as requested.

45.	Please have counsel delete the second sentence of the first paragraph on page 3. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Exhibit 5.2.7

46.	Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the listing of documents on page 1. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

In response to the Staff’s comment, counsel has revised the opinion to state that it has examined all other documents as necessary to render its opinion.

Securities and Exchange Commission

July 20, 2010

47.	Please have counsel remove assumption (i) on page 3. It is inappropriate for counsel to assume that the bylaws, charter, and resolutions of its own client have not been altered, amended, annulled, rescinded or revoked.

In response to the Staff’s comment, counsel has revised the opinion as requested.

48.	Please have counsel delete the first sentence in the last paragraph on page 3. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, counsel has revised the opinion as requested.

49.	Refer the last two sentences in the last paragraph on page 3. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

Exhibit 5.2.8

50.	Please have counsel revise the last sentence on page 2 and the third sentence of the second paragraph on page 3 to clarify that counsel only relied on the certificates of public officials and corporate officers for factual matters.

In response to the Staff’s comment, counsel has revised the opinion as requested.

51.	Assumption (4) is overly broad and may apply to documents which are fundamental to the opinion given. Please have counsel revise as appropriate.

In response to the Staff’s comment, counsel has revised the opinion to remove assumption (4).

52.	Refer to assumption (8) on page 3. It is inappropriate for counsel to assume that there has been no modification of agreements among persons who include its client. Please have counsel revise accordingly.

In response to the Staff’s comment, counsel has revised the opinion as requested.

53.	Please have counsel explain the need for assumption (11).

In response to the Staff’s comment, counsel has revised the opinion to remove assumption (11).

54.	Please have counsel revise the first sentence of the second paragraph on page 3 and opinion (1) on page 4. Counsel must review all documents necessary for giving its opinion.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Securities and Exchange Commission

July 20, 2010

55.	Refer to the last sentence in the second paragraph on page 3 and the third sentence in the last paragraph on page 5. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

56.	Please explain the need for the fourth paragraph on page 3. Making a determination as to these matters seems fundamental to the opinion given regarding the authority to enter into the guarantee.

In response to the Staff’s comment, counsel has revised the opinion to remove the fourth paragraph on page 3.

57.	Please have counsel delete the first two sentences in the last paragraph on page 5. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Exhibit 5.2.9

58.	Please have counsel revise the list of documents reviewed on page 2 and qualification (d) on page 4. Counsel must review all documents necessary for giving its opinion.

In response to the Staff’s comment, counsel has revised qualification (d) as requested. In response to the Staff’s comment to revise the list of documents reviewed on page 2, counsel respectfully calls the Staff’s attention to clause (iii) on page 2, wherein counsel states that it has reviewed such records, documents and other instruments necessary for the purposes of the opinion.

59.	Please have counsel remove assumption (b) from page 2.

In response to the Staff’s comment, counsel has revised the opinion as requested.

60.	Please have counsel revise assumption (h) on page 3. Counsel cannot assume that there are no oral or written statements or agreements that modify, amend or vary or purport to modify, amend or vary any of the terms of agreements when counsel’s client is a party to the agreements.

In response to the Staff’s comment, counsel has revised the opinion as requested.

61.	Refer to (c) in the list of qualifications and limitations on page 4 and the penultimate sentence in the last paragraph on page 5. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

Securities and Exchange Commission

July 20, 2010

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

62.	Please have counsel revise the first sentence in the last paragraph on page 5. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Exhibit 5.2.10

63.	Please revise the first sentence in the second paragraph on page 1. Counsel should review all necessary documents to render its legal opinion.

In response to the Staff’s comment, counsel has revised the opinion as requested.

64.	Please have counsel explain the need for assumption (g).

In response to the Staff’s comment, counsel has revised the opinion to delete assumption (g).

65.	Please have counsel delete assumption (i) on page 3. It is inappropriate for counsel to assume that the bylaws, charter, and the resolutions of its own client have not been altered, amended, annulled, rescinded, or revoked.

In response to the Staff’s comment, counsel has revised the opinion as requested.

66.	Please remove the first sentence in the last paragraph on page 4. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, counsel has revised the opinion as requested.

67.	Refer the last two sentences in the last paragraph on page 4 and the last sentence in the first paragraph on page 5. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

Exhibit 5.2.11

68.	Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the listing of documents on page 2. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

Securities and Exchange Commission

July 20, 2010

In response to the Staff’s comment, counsel has revised the opinion to delete the listing of documents on page 2.

69.	Please have counsel revise the first full sentence after numbered sentence 6 on page 2 to limit it to factual matters.

In response to the Staff’s comment, counsel has revised the opinion as requested.

70.	Refer to the first two sentences on page 4. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise accordingly or confirm that it will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

71.	Please remove the last two sentences on page 4. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Exhibit 5.2.12

72.	Refer to the antepenultimate and the penultimate paragraph on page 2. Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Please have counsel revise or confirm that it will refile the opinion dated the date of effectiveness.

In response to the Staff’s comment, counsel confirms that it will refile the executed opinion dated the date of effectiveness.

73.	Please delete the last paragraph on page 2. Counsel may not attempt to limit reliance.

In response to the Staff’s comment, counsel has revised the opinion as requested.

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to the undersigned at (650) 320-4648. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael A. Occhiolini, Esq.

Securities and Exchange Commission

July 20, 2010

Enclosures

cc (w/encl.):	Ms. Karole Morgan-Prager, Esq.

The McClatchy Company

Katherine A. Martin, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Exhibit A

The McClatchy Company

2100 Q Street

Sacramento, California 95816

July 20, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Supplemental Letter With Respect to The McClatchy Company’s

Registration Statement on Form S-4

Dear Sir or Madam:

The McClatchy Company, a Delaware corporation (the “Company”), and the subsidiary guarantors listed on Schedule A attached hereto (collectively, the “Co-Registrants” and together with the Company, the “Issuers”) are registering the exchange offer (the “Exchange Offer”) of $875,000,000 principal amount of the Company’s 11.50% Senior Secured Notes due 2017 (the “Original Notes”) and the guarantees of the Original Notes by the Co-Registrants (the “Original Guarantees” and, together with the Original Notes, the “Original Securities”) issued in a private placement in February 2010 for $875,000,000 principal amount of registered 11.50% Senior Secured Notes due 2017 (the “Exchange Notes”) and the guarantees of the Exchange Notes by the Co-Registrants (the “Exchange Guarantees” and, together with the Exchange Notes, the “Exchange Securities”) pursuant to their Registration Statement on Form S-4 (the “Registration Statement”) in reliance on the staff of the Securities and Exchange Commission’s (“SEC”) position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and other related similar SEC no-action letters. The Issuers represent as follows:

1.	The Issuers have not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Securities and, to the best of the Issuer’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer is acquiring the Exchange Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Securities.

Securities and Exchange Commission

July 20, 2010

2.	The Issuers will make each person (including any broker-dealer) participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Securities (a) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.	The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.	The Issuers will make each person (including any broker-dealer) participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Securities.

5.	The Issuers will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)	Each exchange offeree (including any broker-dealer) acknowledges that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Securities.

(b)	If the exchange offeree is a broker-dealer holding Original Securities acquired for its own account as a result of market making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in exchange for the Original Securities pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Securities and Exchange Commission

July 20, 2010

The Issuers will commence the Exchange Offer for the Original Securities when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will be conducted by the Issuers in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Very truly yours,

[Signatures appear on the next page]

THE MCCLATCHY COMPANY

By:	/s/ Patrick J. Talamantes
Name:	Patrick J. Talamantes
Title:	Vice President, Finance and Chief Financial Officer

ABOARD PUBLISHING, INC.

ANCHORAGE DAILY NEWS, INC.

BELTON PUBLISHING COMPANY, INC.

BISCAYNE BAY PUBLISHING, INC.

CASS COUNTY PUBLISHING COMPANY

COLUMBUS LEDGER-ENQUIRER, INC.

CYPRESS MEDIA, INC.

EAST COAST NEWSPAPERS, INC.

GULF PUBLISHING COMPANY, INC.

HLB NEWSPAPERS, INC.

KELTATIM PUBLISHING COMPANY, INC.

KEYNOTER PUBLISHING COMPANY, INC.

LEE’S SUMMIT JOURNAL, INCORPORATED

LEXINGTON H-L SERVICES, INC.

MACON TELEGRAPH PUBLISHING COMPANY

MAIL ADVERTISING CORPORATION

MCCLATCHY INTERACTIVE WEST

MCCLATCHY INVESTMENT COMPANY

MCCLATCHY NEWSPAPERS, INC.

MCCLATCHY U.S.A., INC.

MIAMI HERALD MEDIA COMPANY

NEWSPRINT VENTURES, INC.

NITTANY PRINTING AND PUBLISHING COMPANY

NOR-TEX PUBLISHING, INC.

OLYMPIC-CASCADE PUBLISHING, INC.

PACIFIC NORTHWEST PUBLISHING COMPANY, INC.

STAR-TELEGRAM, INC.

TACOMA NEWS, INC.

THE BRADENTON HERALD, INC.

THE CHARLOTTE OBSERVER PUBLISHING COMPANY

THE NEWS AND OBSERVER PUBLISHING COMPANY

THE STATE MEDIA COMPANY

THE SUN PUBLISHING COMPANY, INC.

WICHITA EAGLE AND BEACON PUBLISHING COMPANY, INC.

WINGATE PAPER COMPANY

By:	/s/ Patrick J. Talamantes
Name:	Patrick J. Talamantes
Title:	Vice President, Assistant Secretary and Assistant Treasurer

MCCLATCHY INTERACTIVE LLC MCCLATCHY MANAGEMENT SERVICES, INC. QUAD COUNTY PUBLISHING, INC.

By:	/s/ Patrick J. Talamantes
Name:	Patrick J. Talamantes
Title:	President, Assistant Secretary and Assistant Treasurer

BELLINGHAM HERALD PUBLISHING, LLC IDAHO STATESMAN PUBLISHING, LLC OLYMPIAN PUBLISHING, LLC

By:	Pacific Northwest Publishing Company, Inc., its Sole Member

By:	/s/ Patrick J. Talamantes
Name:	Patrick J. Talamantes
Title:	Vice President, Assistant Secretary and Assistant Treasurer

CYPRESS MEDIA, LLC

By:	Cypress Media, Inc., its Sole Member

By:	/s/ Patrick J. Talamantes
Name:	Patrick J. Talamantes
Title:	Vice President, Assistant Secretary and Assistant Treasurer

SAN LUIS OBISPO TRIBUNE, LLC

By:	The McClatchy Company, its Sole Member

By:	/s/ Patrick J. Talamantes
Name:	Patrick J. Talamantes
Title:	Vice President, Finance and Chief Financial Officer

TRIBUNE NEWSPRINT COMPANY

By:	/s/ Patrick J. Talamantes
Name:	Patrick J. Talamantes
Title:	Vice President, Assistant Secretary

Schedule A

List of Subsidiary Guarantors

ABOARD PUBLISHING, INC.

ANCHORAGE DAILY NEWS, INC.

BELTON PUBLISHING COMPANY, INC.

BISCAYNE BAY PUBLISHING, INC.

CASS COUNTY PUBLISHING COMPANY

COLUMBUS LEDGER-ENQUIRER, INC.

CYPRESS MEDIA, INC.

EAST COAST NEWSPAPERS, INC.

GULF PUBLISHING COMPANY, INC.

HLB NEWSPAPERS, INC.

KELTATIM PUBLISHING COMPANY, INC.

KEYNOTER PUBLISHING COMPANY, INC.

LEE’S SUMMIT JOURNAL, INCORPORATED

LEXINGTON H-L SERVICES, INC.

MACON TELEGRAPH PUBLISHING COMPANY

MAIL ADVERTISING CORPORATION

MCCLATCHY INTERACTIVE WEST

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MCCLATCHY U.S.A., INC.

MIAMI HERALD MEDIA COMPANY

NEWSPRINT VENTURES, INC.

NITTANY PRINTING AND PUBLISHING COMPANY

NOR-TEX PUBLISHING, INC.

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STAR-TELEGRAM, INC.

TACOMA NEWS, INC.

THE BRADENTON HERALD, INC.

THE CHARLOTTE OBSERVER PUBLISHING COMPANY

THE NEWS AND OBSERVER PUBLISHING COMPANY

THE STATE MEDIA COMPANY

THE SUN PUBLISHING COMPANY, INC.

WICHITA EAGLE AND BEACON PUBLISHING COMPANY, INC.

WINGATE PAPER COMPANY

MCCLATCHY INTERACTIVE LLC

MCCLATCHY MANAGEMENT SERVICES, INC.

QUAD COUNTY PUBLISHING, INC.

BELLINGHAM HERALD PUBLISHING, LLC

IDAHO STATESMAN PUBLISHING, LLC

OLYMPIAN PUBLISHING, LLC

CYPRESS MEDIA, LLC

SAN LUIS OBISPO TRIBUNE, LLC

TRIBUNE NEWSPRINT COMPANY